July 16, 2004

McLeod & Company
300 14505 Bannister Road SE
Calgary AB
T2X 3J1

Attention: Mr. Rick Breen

Dear Sir:

Re:	Confirmation of Mailing - Policy 41
Financial Statements - Form 51 - 901F - Year End Audit 2004

Please be advised the above year end financials have been mailed out this date to the shareholders as per Policy 41. This information has been filed with the appropriate regulatory authorities and SEDAR.

Sincerely

"Louise Davey"

Louise Davey
Administrator

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